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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.(_____ )(1)



                      BRADLEY OPERATING LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              GENERAL PARTNER UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



              -----------------------------------------------------
                                 (CUSIP Number)




--------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 6 pages

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  CUSIP No.                           13G                  Page   2  of  6
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bradley Real Estate, Inc.
    40 Skokie Boulevard, Suite 600
    Northbrook, IL 60062-1626
    I.R.S. Identification No. 04-6034603
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]

                                                                  (b) [ ]
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION
                         Maryland
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                         5.  SOLE VOTING POWER
                                  22,999,120
      NUMBER OF          -------------------------------------------------------
       SHARES            6.  SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY            -------------------------------------------------------
       EACH              7.  SOLE DISPOSITIVE POWER
     REPORTING                    22,999,120
      PERSON             -------------------------------------------------------
       WITH:             8.  SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  22,999,120
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                [ ]
-------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                  100%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*
                                  CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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  CUSIP No.                           13G                  Page   3  of  6
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ITEM 1(a).  NAME OF ISSUER:

                          Bradley Operating Limited Partnership
            --------------------------------------------------------------------

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                          40 Skokie Blvd., Suite 600, Northbrook, IL 60062-1626
            --------------------------------------------------------------------

ITEM 2(a).  NAME OF FILING PERSON:

                          Bradley Real Estate, Inc.
            --------------------------------------------------------------------

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                          40 Skokie Blvd., Northbrook, IL 60062-1626
            --------------------------------------------------------------------

ITEM 2(c).  CITIZENSHIP:

                          Maryland
            --------------------------------------------------------------------

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

                          General Partner Units
            --------------------------------------------------------------------


ITEM 2(e).  CUSIP NUMBER:

                          None
            --------------------------------------------------------------------


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON IS FILING IS A:

       (a)   [ ]   Broker or Dealer registered under Section 15 of the Act,

       (b)   [ ]   Bank as defined in section 3(a)(6) of the Act,

       (c)   [ ]   Insurance Company as defined in section 3(a)(19) of the Act,

       (d)   [ ]   Investment Company registered under section 8 of the
                   Investment Company Act,

       (e)   [ ]   Investment Adviser registered under section 203 of the
                   Investment Advisers Act of 1940,

       (f)   [ ]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                   1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F),

       (g)   [ ]   Parent Holding Company, in accordance with ss.240.13d-1(b)
                   (ii)(G); see Item 7,

       (h)   [ ]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(H).




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  CUSIP No.                           13G                  Page   4  of  6
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ITEM 4. OWNERSHIP.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

 (a) Amount Beneficially Owned:

                  22,999,120
     --------------------------------------------------------------------------

 (b) Percent of Class:

                  100%
     --------------------------------------------------------------------------

 (c) Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote   22,999,120
                                                    ---------------------------
     (ii)  shared power to vote or to direct the vote        -
                                                      -------------------------

     (iii) sole power to dispose or to direct the disposition of   22,999,120
                                                                 --------------
     (iv)  shared power to dispose or to direct the disposition of       -
                                                                   ------------

Instruction: For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following o.

     Instruction: Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                                     None.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                                 Not applicable.


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  CUSIP No.                           13G                  Page   5  of  6
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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                                 Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                                 Not applicable.

ITEM 10.  CERTIFICATION.

       None.



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  CUSIP No.                           13G                  Page   6  of  6
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                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  2/13/98
                                ------------------------------------------------
                                                   (Date)


                                           /s/ Thomas P. D'Arcy
                                ------------------------------------------------
                                                (Signature)


                                        Thomas P. D'Arcy/President
                                ------------------------------------------------
                                              (Name/Title)



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

     Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001)